

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 12, 2017

<u>Via E-Mail</u>
Michael J. Sena
Chief Financial Officer
HC2 Holdings, Inc.
450 Park Avenue
30th Floor
New York, NY 10022

      Re: **HC2 Holdings, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 9, 2017
            File No. 1-35210

Dear Mr. Sena:

      We refer you to our comment letter dated August 29, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Pamela Long
       Assistant Director